SILLER WILK LLP

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[redacted]

08000789

February 15, 2008

VIA FEDEX

SUPPL

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ~~Nedbank Group Limited~~ Nedcor Ltd
Issuer No. 82-3893
Notice under Rule 12g3-2(f)

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Dear Mr. Dudek:

On behalf of our client, Nedbank Group Limited, enclosed please find a notice to the Securities and Exchange Commission pursuant to Rule 12g3-2(f) promulgated under the Rules and Regulations of the Securities Exchange Act of 1934.

Please contact me or my colleague, Jonathan Bender at (212) 421-2233 if you have any questions.

Sincerely yours,

Stephen I. Siller

dlw 2/21

{00211319v1}

RECEIVED

2008 FEB 19 P 1:23

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Nedbank Group Limited
Issuer No. 82-3893
Notice under Rule 12g3-2(f)

Dear Mr. Dudek:

Nedbank Group Limited (the "Issuer") is a foreign private issuer that claims exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The Issuer filed an application (the "Application") with the Securities and Exchange Commission (the "Commission") requesting the exemption from registration, and received notice from the Commission that the Issuer was added to the list of issuers claming exemption effective as of September 26, 1994.

Pursuant Rule 12g3-2(f), the Issuer hereby notifies the Commission that the Issuer intends to publish on its internet web site the information required under paragraph (b)(1)(iii) of Rule 12g3-2. The address of the Issuer's internet web site is: http://www.nedbankgroup.co.za. This notice is deemed to be an amendment to the Issuer's Application.

Enclosed please find a copy of this letter and a stamped, self addressed envelope. Kindly acknowledge receipt of this letter by stamping the enclosed copy, and returning the stamped copy in the enclosed envelope.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully,

Jackie Katzin
Assistant Group Secretary

NEDBANK
GROUP

HEAD OFFICE
135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa
Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 www.nedbankgroup.co.za

END